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                                       FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                               Report of Foreign Issuer
                        Pursuant to Rule 13a - 16 or 15d-16 of
                         the Securities Exchange Act of 1934

                           For the month of December, 1997

                             Intertape Polymer Group Inc.

             110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4


               [Indicate by check mark whether the registrant files or
             will file annual reports under over Form 20-F or Form 40-F.

                    Form 20-F   X                Form 40-F
                             --------                     --------


                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No    X
                           --------                  --------


                 [If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule 12g3-2(b):
  82-
     -----

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


INTERTAPE POLYMER GROUP INC.


December 19, 1997                            By:  /s/ Andrew M. Archibald C.A.
                                                -------------------------------
                                                 Vice President, Finance &
                                                 Chief Financial Officer